UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, January 29, 2024—Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program December 14, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE until no later than September 30, 2024 pursuant to an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”).

For the period from and including January 22, 2024, through January 26, 2024, the Company purchased a total of 203,943 shares at an average price of $45.75 per share. The transactions effected through the agreement with Fearnley comprise all the transactions effected by or on behalf of the Company during the period.

Transaction Overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
22-Jan-24	OSE	3,334	45.08	150,298
22-Jan-24	NYSE	38,616	45.78	1,767,883
23-Jan-24	OSE	4,000	46.01	184,057
23-Jan-24	NYSE	38,061	45.67	1,738,250
24-Jan-24	OSE	4,121	45.25	186,466
24-Jan-24	NYSE	37,780	45.87	1,733,116
25-Jan-24	OSE	3,500	45.78	160,229
25-Jan-24	NYSE	38,450	45.57	1,752,243
26-Jan-24	OSE	4,266	45.81	195,439
26-Jan-24	NYSE	31,815	45.99	1,463,067
Period Total	OSE	19,221	45.60	876,490
	NYSE	184,722	45.77	8,454,559
	Total	203,943	45.75	9,331,049
Previously Disclosed Buybacks under the Program (Accumulated)	OSE	205,539	45.52	9,355,474
	NYSE	706,177	45.64	32,230,032
	Total	911,716	45.61	41,585,506
Program Total	OSE	224,760	45.52	10,231,965
	NYSE	890,899	45.67	40,684,591
	Total	1,115,659	45.64	50,916,556

The issuer’s holding of own shares: 1,115,659

Following the completion of the above transactions, the Company owned a total of 1,115,659 of its own shares, corresponding to 1.51% of the Company’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Fearnley that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Benjamin Wiseman

Corporate Finance Manager & Investor Relations

T: +44 786 713 9312

E: benjamin.wiseman@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: January 29, 2024	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.